Exhibit 21

Indevus Pharmaceuticals, Inc.

Subsidiaries of the Registrant

Name	State of Incorporation/Organization
CPEC LLC	Delaware (1)
InterNutria, Inc.	Delaware (2)
IPI Management Corp.	Massachusetts
Valera Pharmaceuticals, Inc.	Delaware
Valera Pharmaceuticals Ireland Limited	Ireland (3)

(1)	Indevus owns approximately 65% of the outstanding membership interests in CPEC LLC.
(2)	Indevus owns approximately 76% of the outstanding equity interests in InterNutria, Inc.
(3)	Valera Pharmaceuticals, Inc. owns 100% of the outstanding membership shares in Valera Pharmaceuticals Ireland Limited.